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                          May 4, 2021

       Michael Cain
       Chief Executive Officer
       Inspyr Therapeutics, Inc.
       2629 Townsgate Road, Suite 215
       Westlake Village, CA 91361

                                                        Re: Inspyr
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 29,
2021
                                                            File No. 333-255618

       Dear Mr. Cain:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Raul Silvestre, Esq.